                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-78419
PROSPECTUS                            LOGO
                              AT HOME CORPORATION
                   $437,000,000 PRINCIPAL AMOUNT AT MATURITY
                  CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

                        SHARES OF SERIES A COMMON STOCK
                   ISSUABLE UPON CONVERSION OF THE DEBENTURES
                           -------------------------

Excite@Home's Series A common stock trades on the Nasdaq National Market. Last reported sale price on July 1, 1999: $54.9375 per share.
Trading Symbol: ATHM
                           -------------------------

                                  THE OFFERING

     Under this prospectus, the selling stockholders named in this prospectus or in prospectus supplements may offer and sell the debentures or the shares of our Series A common stock into which the debentures may be converted.

     The debentures were initially issued at a price of $524.64 per $1,000 principal amount at maturity. Interest of .5246% per year on the principal amount at maturity is payable semiannually beginning June 28, 1999.

     The debentures mature December 28, 2018. Each $1,000 principal amount debenture is convertible into 13.10 shares of our Series A common stock. We may redeem our debentures on or after December 28, 2003 at the redemption prices listed in this prospectus. Holders of the debentures also have an option to require us to purchase the debentures for cash or shares of our Series A common stock, at our election, on specified purchase dates or upon a change of control of Excite@Home. The debentures are general unsecured obligations and are subordinated in right of repayment below all of our existing and future senior debt.
                           -------------------------

     INVESTING IN OUR CONVERTIBLE SUBORDINATED DEBENTURES OR OUR SERIES A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 2, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    6
Ratio of Earnings to Fixed Charges..........................   17
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Description of Debentures...................................   18
United States Federal Income Tax Considerations.............   31
Selling Securityholders.....................................   36
Plan of Distribution........................................   40
Legal Matters...............................................   42
Experts.....................................................   42
Forward-Looking Statements..................................   42
Where You Can Find More Information.........................   43

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying securities in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, the terms we, our, us, the company and Excite@Home refer to At Home Corporation, a Delaware corporation. Each of the share numbers in this prospectus, including those dated prior to June 16, 1999, have been adjusted to reflect the two-for-one split of our common stock on June 16, 1999.

                                  EXCITE@HOME

     We are the leading provider of broadband Internet services, content and advertising over the cable television infrastructure. Our primary offering, the @Home service, allows residential subscribers to connect their personal computers through cable television wiring infrastructures to our high-speed Internet backbone network. For businesses, our @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructures and digital telecommunications lines.

     Our Excite subsidiary operates two Internet portal sites, www.excite.com and www.webcrawler.com, which are currently accessible on the World Wide Web. Our @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet.

     Excite's MatchLogic division and our Enliven business unit provide us with the capabilities to offer advertisers a unified way to target, measure and report advertising on all devices on which the @Home service is offered.

     Our principal executive offices are located at 425 Broadway Street, Redwood, California 94063. The primary telephone number for our principal executive offices is (650) 569-5000.

                                  THE OFFERING

AMOUNT OFFERED                  $437,000,000 principal amount at maturity

ORIGINAL ISSUE PRICE            $524.64 per $1,000 principal amount at maturity

MATURITY DATE                   December 28, 2018

CASH INTEREST                   .5246% per year on the principal amount at
                                maturity, payable semiannually commencing June
                                28, 1999

YIELD TO MATURITY               4% per year

CONVERSION RIGHTS               Each debenture holder may convert each debenture
                                into 13.10 shares of our Series A common stock at any time on or prior to maturity. The conversion rate may be adjusted in designated circumstances, but will not be adjusted for accrued original issue discount. Upon conversion, you will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the Series A common stock received by you on conversion.

SUBORDINATION                   Our debentures are subordinated to our existing
                                and future senior debt and are effectively subordinated to all existing and future liabilities of our subsidiaries. The indenture does not limit our ability to take on senior debt or other debt.

ORIGINAL ISSUE DISCOUNT         We initially sold each debenture at an original
                                issue discount for United States federal income tax purposes. This original issue discount amount equals the excess of the stated redemption price at maturity of the debenture, $1,000, over the issue price of $524.64. You must include accrued original issue discount in your gross income for United States federal income tax purposes prior to conversion, redemption, sale or maturity of the debentures.
                                This will be true even if the debentures are ultimately not converted, redeemed, sold or paid at maturity.

OPTIONAL REDEMPTION             On and after December 28, 2003, we can redeem
                                the debentures for cash at any time at our option at the redemption prices listed in this prospectus, plus cash interest.

PURCHASE AT THE OPTION OF THE
HOLDER Each debenture holder has the option to require us to purchase its debentures for a purchase price of $610.81 on December 28, 2003, for $715.86 on December 28, 2008 and for $843.91 on
                                December 28, 2013. We may generally choose to pay this purchase price in cash, shares of our Series A common stock or any combination of cash and Series A common stock.

                                If a change of control of Excite@Home occurs prior to December 29, 2003, then each debenture holder will have an option to require us to repurchase the debentures for an amount equal to the issue price plus accrued original issue discount and cash interest.

OPTIONAL CONVERSION TO
SEMIANNUAL COUPON DEBENTURE
UPON TAX EVENT                  We have the option to convert original issue
                                discount to interest on the occurrence of specified tax events. This interest would accrue at 4% per year on a restated principal amount equal to the issue price plus accrued original issue discount.

USE OF PROCEEDS                 We will not receive any cash from the sale of
                                our debentures or Series A common stock offered under this prospectus.

TRADING The debentures issued in the initial private placement are eligible for trading in The Portal Market. However, debentures sold using this prospectus will no longer be eligible for trading in The Portal Market. Our Series A common stock is traded on the Nasdaq National Market under the symbol ATHM.

                                  RISK FACTORS

     An investment in our debentures or our Series A common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our debentures or our Series A common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our debentures and our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

     RISKS RELATED TO THE DEBENTURES

WE MAY NOT BE ABLE TO PAY OFF THE DEBENTURES ON THE PURCHASE DATES OR UPON A CHANGE OF CONTROL OF EXCITE@HOME

     On each purchase date of December 28, 2003, December 28, 2008 and December 28, 2013, each debenture holder will generally have an option to require us to purchase their debentures. Also, if a change of control of Excite@Home occurs, each debenture holder will generally have an option for us to repurchase their debentures. We may not have sufficient cash to pay the debentures, or restrictions in other agreements may not allow us to make these repurchases. In either case, we may have to issue shares of our Series A common stock instead.

THE DEBENTURES ARE SUBORDINATED TO OUR SENIOR DEBT OBLIGATIONS

     The debentures will be unsecured and subordinated in right of payment to all of our existing and future senior debt obligations. Therefore, if we go bankrupt, liquidate our assets, reorganize or enter into other specified transactions, our assets will be available to pay our obligations with respect to the debentures only after we have paid all of our senior debt obligations in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The debentures also will be effectively subordinated in right of payment of all the liabilities, including trade payables, of our subsidiaries. The indenture governing the debentures does not prohibit or limit the ability of us or our subsidiaries to incur senior debt obligations, other debt obligations and other liabilities. If we take any of these actions, this could harm our ability to pay off the debentures. As of April 30, 1999, we had approximately $32.3 million (excluding accrued interest) of senior debt obligations outstanding. Our subsidiaries had liabilities of $1.6 million, including trade payables, as of April 30, 1999, but they may incur additional liabilities in the future.

A TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP

     Although the initial purchaser of the debentures has advised us that it intends to make a market in the debentures, it is not obligated to do so and may discontinue market making at any time without notice. Its market-making activity will be subject to the limited imposed by the securities laws. We cannot guarantee that the market for the debentures will be maintained. Also, we do not intend to apply for listing of the debentures on any securities exchange. The trading price of the debentures will decline if there ceases to be an active trading market for them.

     RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED AND EXPECT TO INCUR SUBSTANTIAL LOSSES

     We were incorporated in March 1995, commenced operations in August 1995, and have incurred net losses from operations in each fiscal period since our inception. As of March 31, 1999, we had an accumulated deficit of $245.3 million. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As a result, we expect to incur additional net losses before cost and amortization of distribution agreements and amortization of goodwill and other intangible assets for at least the next three quarters.

OUR BUSINESS IS UNPROVEN, AND WE MAY NOT ACHIEVE PROFITABILITY

     The profit potential of our business model is unproven. The @Home service was available only in portions of 68 geographic markets as of March 31, 1999 and may not achieve broad consumer or commercial acceptance. Although approximately 2,200 primarily small- and medium-sized business organizations have agreed to utilize @Work services as of March 31, 1999, @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. We have difficulty predicting whether the pricing models for our Internet services will prove to be viable, whether demand for our Internet services will materialize at the prices our cable partners charge for the @Home service or the prices we or our cable partners charge for @Work services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our services do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be significantly harmed. We may never achieve favorable operating results or profitability.

GROWTH OF THE @HOME SERVICE MAY BE INHIBITED BY FACTORS BEYOND OUR CONTROL

     As of March 31, 1999, we had in excess of 460,000 cable modem subscribers, including recently acquired Internet subscribers that are being converted to the @Home service. Our ability to increase the number of subscribers to the @Home service to achieve our business plans and generate future revenues will depend on many factors which are beyond our control. For instance, some of our cable partners have not achieved the subscriber levels that we had originally anticipated. Other factors include:

     - the rate at which our current and future cable partners upgrade their cable infrastructures for two-way data services

     - our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades

     - the success of our cable partners in marketing and installing the @Home service in their local cable areas

     - the prices that our cable partners set for the @Home service and for its installation

     - the speed at which our cable partners can complete the installations required to initiate service for new subscribers

     - the commercial availability of self-installable, two-way modems that comply with the recently adopted interface standards known as DOCSIS, and the success of our roll-out of these products with the @Home service

     - the quality of customer and technical support provided by us and our cable partners and

     - the quality of content on the @Home service.

WE NEED TO ADD SUBSCRIBERS AT A RAPID RATE FOR OUR BUSINESS TO SUCCEED, BUT WE MAY NOT ACHIEVE OUR SUBSCRIBER GROWTH GOALS

     Our actual revenues or the rate at which we will add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future. In particular, while we have forecast that our number of subscribers could grow to over 1.1 million by December 31, 1999 from more than 460,000 subscribers at March 31, 1999, we may not achieve this level of subscriber growth.

OUR SUBSCRIBER GROWTH DEPENDS ON THE ACTIONS OF OUR CABLE PARTNERS, AND IS LIMITED BY PRICE AND INSTALLATION CONSTRAINTS

     We believe subscriber growth has been constrained, and will continue to be constrained, by the cost and time required to install the @Home service for each residential consumer. In addition, our growth has been constrained by the rate at which our cable partners have upgraded their systems, and most of our cable partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service.

IF WE CANNOT MAINTAIN THE SCALABILITY, SPEED AND SECURITY OF OUR NETWORK, CUSTOMERS WILL NOT ACCEPT OUR SERVICES

     Due to the limited deployment of our services, the ability of our network to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as our subscribers increase. In recent periods, the performance of our network has experienced some deterioration in some markets as a result of subscriber abuse of the @Home service. While we seek to eliminate this abuse by limiting users' upstream bandwidth, our failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for our services. In addition, while we have taken steps to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail, public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of our network, may inhibit the acceptance of our Internet services.

IF NEW TWO-WAY CABLE MODEMS ARE NOT DEPLOYED TIMELY AND SUCCESSFULLY, WE MAY NOT BE ABLE TO GROW OUR SUBSCRIBER BASE AS QUICKLY

     Each of our subscribers currently must obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay some deployments of the @Home service until the widespread commercial availability of DOCSIS-compliant cable modems. Our subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service further. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until at least the second quarter of 1999. If our cable partners are not able to obtain a sufficient quantity of DOCSIS-compliant modems, our growth will be limited.

WE COULD LOSE SUBSCRIBERS, DISTRIBUTION RELATIONSHIPS AND REVENUES TO OUR COMPETITORS

     The markets for consumer and business Internet services and online content are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors in these markets include the following:

     - Providers of cable-based Internet services. For example, Time Warner Inc. and Media One Group have deployed high-speed Internet access services over their local cable networks through their own cable-based Internet service, Road Runner. We currently compete with Road Runner to establish distribution arrangements with cable system operators, but we may compete for subscribers in the future if and when our cable partners cease to be subject to their exclusivity obligations.

     - Telecommunications providers. We compete with national long-distance and local exchange carriers that offer high-speed, Internet access services such as integrated services digital network and asymmetric digital subscriber line. If the advanced services offered by these companies are deregulated, this would further enhance the ability of these companies to compete against our services.

     - Internet and online service providers. We compete with Internet service providers that provide basic Internet access services and with online service providers such as America Online.

     - Internet content aggregators. We compete with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience, including America Online, Yahoo! Inc. and Lycos, Inc.

Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we could. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm our subscriber base, our ability to renew and enter into new distribution agreements and our revenues.

OUR DEPENDENCE ON OUR NETWORK EXPOSES US TO A SIGNIFICANT RISK OF SYSTEM FAILURE

     Our operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster, or operational disruption, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could harm our business.

YEAR 2000 ISSUES COULD AFFECT THE PERFORMANCE OF OUR SYSTEMS

     If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations. We may also experience supplier-related Year 2000 problems. To address these Year 2000 issues, we and TCI, our majority stockholder, have initiated a comprehensive program to address Year 2000 readiness in our systems and with our customers' and suppliers' systems. Although we currently expect that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or failure to fully identify all Year 2000 dependencies in our existing systems and in the systems of our suppliers could harm our business. Therefore, we are developing, but do not yet have, contingency plans for continuing operations in the event these problems arise.

OUR LIMITED EXPERIENCE WITH INTERNATIONAL EXPANSION MAY PREVENT US FROM GROWING OUR BUSINESS OUTSIDE THE UNITED STATES

     A key component of our strategy is expansion into international markets. To date, we have developed distribution relationships only with United States, Canadian and Dutch cable system operators. We have extremely limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing Internet services in foreign jurisdictions, including:

     - regulatory requirements, including the regulation of Internet access

     - legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions and

     - potential inability to use European customer information due to new European governmental regulations.

OUR BUSINESS MAY BE IMPACTED BY CABLE UNBUNDLING PROPOSALS AND OTHER GOVERNMENT REGULATION

     Currently, our services are not directly subject to regulations of the Federal Communication Commission or any other federal, state or local communications regulatory agency. However, changes in the regulatory environment relating to the Internet, cable or telecommunications markets which could require regulatory compliance by us or which could impact our exclusivity arrangements, subscribers and revenues could develop, including:

     - Federal regulation. Regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase competition from telecommunications companies could affect our pricing or ability to market our services successfully. For example, regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our services.

     - Regulation by local franchise authorities. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as additional cable services under their local franchise agreements, and to pay franchise fees under those agreements. Local franchise authorities may attempt to subject cable systems to higher or different franchise fees, taxes or requirements in connection with their distribution of the @Home service. There are thousands of franchise authorities, and it would be difficult or impossible for us or our cable partners to operate under a unified set of franchise requirements.

     - Third-party access. The FCC or local agencies could require our cable partners to grant our competitors access to their cable systems. America Online, MindSpring Enterprises, Inc., Consumers Union and other parties have requested the FCC to require cable operators to provide Internet and online service providers with unbundled access to their cable systems. If we or our cable partners are classified as common carriers of Internet services, or if the FCC otherwise requires third-party access to their cable infrastructures, Internet and online service providers could provide services over our cable partners' systems that compete with our services. Our cable partners could also be subject to tariffs for the amounts they could charge for our services.

      In local government proceedings, Portland and Multnomah County, Oregon have imposed third-party access requirements on TCI as a condition of its merger with AT&T, and other municipalities such as Los Angeles are considering imposing similar requirements. In June 1999, a U.S. District Court upheld the third-party access requirement imposed on TCI by Portland and Multnomah County. This decision has been appealed to the U.S. Court of Appeals for the Ninth Circuit.

WE COULD FACE LIABILITY FOR DEFAMATORY OR INDECENT CONTENT

     Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, some foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

     RISKS RELATED TO OUR RELATIONSHIPS WITH OUR CABLE PARTNERS

     Our agreements with our cable partners are complex. For a summary of some of the key aspects of these agreements, you should refer to our annual report on Form 10-K.

WE DEPEND ON OUR CABLE PARTNERS TO UPGRADE TO THE TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT THE @HOME SERVICE; THE AVAILABILITY AND TIMING OF THESE UPGRADES ARE UNCERTAIN

     Transmission of the @Home service and cable-based @Work services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a portion of existing cable plant in the United States and in some international markets has been upgraded to two-way hybrid fiber coaxial cable, and even less is capable of high-speed two-way transmission. As of March 31, 1999, approximately 25% of our North American cable partners' cable infrastructure is capable of delivering the @Home service. Our cable partners have announced and begun to implement major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our services. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering high-performance Internet services and would significantly harm our business.

OUR CABLE PARTNERS ARE NOT GENERALLY OBLIGATED TO CARRY OUR SERVICES, AND THE EXCLUSIVITY OBLIGATIONS THAT PREVENT THEM FROM CARRYING COMPETING SERVICES MAY BE TERMINATED

     Our cable partners are subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, most of our cable partners are under no affirmative obligation to carry any of our services. Also, the exclusivity obligations of our principal cable partners, TCI, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances, including:

     - Our principal cable partners may terminate all their exclusivity obligations upon a change in law that materially impairs some of their rights.

     - Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results within twelve months in the incumbent TCI directors no longer constituting a majority of TCI's board. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of the original agreement.

     - Cox or Comcast may terminate the exclusivity provisions of our principal cable partners if AT&T and its affiliates do not meet @Home subscriber penetration levels. On June 4, 1999, Cox had this right, but Cox waived this right for 1999.

     - Comcast may terminate its own exclusivity obligations if it allows us to repurchase a portion of Comcast's equity interest in us. Comcast has informed us that it has entered into an agreement with Microsoft Corporation under which Microsoft can require Comcast to terminate its exclusivity obligations.

     In consideration for Cox's agreement to waive its right to terminate exclusivity as of June 4, 1999, our board approved changes to our corporate governance on April 16, 1999. Our stockholders approved these changes on May 28, 1999. These goverance changes generally require board action to be approved by a majority of our board, including the board representatives of AT&T and either Cox or Comcast. In addition, as further consideration for Cox's waiver, AT&T agreed to increase its subscriber acquisition goals for the next twelve months above its current goal for that period.

     If the exclusivity obligations of our cable partners are terminated, this could significantly harm our business and cause an immediate drop in our stock price.

WE ARE CONTROLLED BY TCI AND AT&T

     TCI controls approximately 58% of our voting power. AT&T owns TCI and therefore controls us. Currently, four of our eleven directors are directors, officers or employees of TCI, AT&T or its affiliates. TCI currently owns all outstanding shares of our Series B common stock, 30,800,000 shares, each of which carries ten votes per share. This Series B common stock ownership gives TCI the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. So as long as TCI owns at least 15,400,000 shares of our Series B common stock and holds a majority of our voting power, our board may take action only if approved by the board and by at least 75%, or four of the five, of our Series B directors. As a result, corporate actions generally require the approval of TCI's three Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox. Therefore, Comcast and Cox, acting together, may veto any board action. Notwithstanding these provisions, all of our directors owe fiduciary duties to our stockholders.

WE DEPEND ON TCG FOR LOCAL TELECOMMUNICATIONS SERVICES FOR OUR @WORK SERVICES

     We depend on TCG, which is owned by AT&T, to provide local telecommunications services and co-location within TCG's facilities on favorable economic terms. This relationship enables us to provide @Work services to an entire metropolitan area in which TCG has facilities. If we were required to obtain comparable telecommunications services from local exchange carriers, we would effectively be limited to providing @Work services to commercial customers within a ten-mile radius of one of our points of presence. As a result, we would be required to build multiple points of presence to service an entire metropolitan area, which would substantially increase our capital costs to enter new markets and which could make market entry uneconomical. If we were required to pay standard local exchange carrier rates, the ongoing operating costs for our @Work services would be substantially higher. The loss of our strategic relationship with TCG would significantly harm our ability to deploy our @Work services. In addition, TCG has acquired a provider of Internet-related services to businesses and corporate customers and will compete directly with the @Work Internet service. To the extent TCG acquires or enters into strategic relationships with other Internet service providers, TCG may reduce its support of the @Work services. Although there are alternative suppliers for TCG's services, it could take a significant period of time for us to establish similar relationships, and equivalent terms might not be available.

WE MAY FACE ADDITIONAL COMPETITION FROM AT&T

     AT&T operates businesses that could compete with our services, notwithstanding any exclusivity obligations that may apply to it due to its ownership of TCI:

     - AT&T operates a consumer Internet service known as AT&T WorldNet. Although AT&T WorldNet is currently a telephone dial-up service that does not utilize broadband technologies, AT&T may be able to use non-cable-based data transport mechanisms to offer high-speed residential Internet services that compete with the @Home service.

     - AT&T owns TCG, which operates an Internet service for business customers that competes with the @Work service. The @Work business depends to a significant extent on our agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with us, our @Work business would be harmed. Because the @Work business is not subject to the cable partners' exclusivity obligations, AT&T or TCG are not limited in their ability to compete with the @Work business.

     - AT&T and Time Warner have announced the formation of a significant strategic relationship that will include a joint venture to offer AT&T-branded cable telephony service to residential and small business customers over Time Warner's existing cable television systems in 33 states. The relationship between AT&T and Time Warner could ultimately extend to other broadband services, including cable Internet services, that compete with the @Home service.

     AT&T may take actions that benefit TCG, WorldNet or other services of AT&T or other parties to our detriment.

WARRANTS ISSUED TO OUR CABLE PARTNERS MAY RESULT IN ADDITIONAL DILUTION TO OUR STOCKHOLDERS

     We have entered into agreements with Cablevision Systems Corporation, Rogers, Shaw and other cable partners under warrants to purchase a total of 46,213,444 shares of our Series A common stock were outstanding as of March 31, 1999. Under these agreements, warrants to purchase 20,863,180 shares of our Series A common stock at an average price of $0.38 per share were exercisable as of March 31, 1999. To the extent that these cable partners become eligible to and choose to exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices less than fair market value in connection with efforts to expand distribution of the @Home service.

     RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE AND EXCITE'S BUSINESS

WE FACE SEVERAL TRANSITORY RISKS ASSOCIATED WITH OUR ACQUISITION OF EXCITE

     On May 28, 199, we acquired Excite, Inc. Although this transaction is complete, the following risks associated with this acquisition remain:

     - Our pro forma accounting for the merger may change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to our future operating results.

     - We may encounter substantial difficulties, costs and delays associated with integrating the operations of our companies. This process may disrupt our business if not completed in a timely and efficient manner.

     - The present and potential relationships of us and Excite with sponsors, content providers, advertisers, users and subscribers may be harmed by the proposed merger.

     - We and Excite may lose the right to use intellectual property or other contractual rights if we or Excite cannot obtain third party consent, waiver or approval of the proposed merger where required under existing agreements.

     - The merger may result in conflicts associated with exclusive rights that both we and Excite have granted to third parties with regard to content, sponsorship or other strategic relationships, and failure to resolve these conflicts could harm our business.

EXCITE HAS NOT BEEN AND MAY NEVER BE PROFITABLE

     Excite has incurred significant operating expenses since it was formed. As of December 31, 1998, Excite had an accumulated deficit of $135.6 million. Although Excite has had significant revenue growth in recent periods, it may not be able to sustain this growth in future periods. Excite may never achieve profitability.

EXCITE COULD LOSE USERS, ADVERTISERS AND REVENUES TO ITS COMPETITORS

     Excite competes with a number of companies both for users and advertisers, and therefore for revenues. We expect this competition will intensify, particularly because there are few barriers to entry in Excite's market. Excite's competitors include:

     - Web portal companies such as Infoseek's Go Network, Lycos, Netscape's Netcenter and Yahoo!

     - online service providers such as America Online and Microsoft's MSN service

     - large media companies such as CBS, NBC, Time-Warner and USA Networks, Inc., who have announced initiatives to develop Web services or partner with Web companies and

     - providers of Web-based advertising solutions, including AdForce, advertising management software, including NetGravity, Inc., advertising supported content and traditional advertising media.

EXCITE DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES

     Excite derived approximately 25% of its 1998 advertising revenues from third parties to provide sponsored services and placements on Excite's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with Excite. It may also be difficult for Excite to obtain additional sponsors if potential new sponsors compete with existing sponsors. If Excite does not renew its existing sponsorships or obtain new sponsors, its business would be harmed.

EXCITE DEPENDS ON SEVERAL THIRD PARTY RELATIONSHIPS FOR USERS, ADVERTISERS AND REVENUES

     Excite depends on a number of third party relationships to provide users and content for its services, including agreements for links to Excite's services to be placed on high-traffic Web sites and agreements for third parties to provide content, games and e-mail for Excite's Web sites. If these relationships terminate and Excite is not able to replace them, it could lose users or advertisers, and this could harm our revenues.

PRIVACY CONCERNS REGARDING THE USAGE OF DEMOGRAPHIC INFORMATION COULD PREVENT US AND EXCITE FROM BENEFITING FROM SELLING TARGETED ADVERTISING

     Due to privacy concerns regarding the usage of demographic information in online advertising, some commentators and governmental bodies have suggested limitations on technology that we and Excite use to deliver targeted advertising and compile demographic information about users. Any reduction or limitation in the use of this technology could result in lower advertising rates.

POTENTIAL LITIGATION WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS COULD HARM EXCITE'S BUSINESS

     Many parties, including competitors of Excite, are actively developing search, indexing and related Internet technologies. Some of these parties have taken steps to protect these technologies, and we believe that others will follow. Therefore, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. We may not be able to defend any litigation successfully. Even if successful, defending litigation may be costly and may divert management resources.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

                                 PERIOD FROM
                               MARCH 28, 1995         YEAR ENDED DECEMBER 31,
                               (INCEPTION) TO     -------------------------------   THREE MONTHS ENDED
                              DECEMBER 31, 1995     1996       1997       1998        MARCH 31, 1999
                              -----------------   --------   --------   ---------   ------------------
Deficiency of earnings
  available to cover fixed
  charges...................       $(2,756)       $(24,513)  $(55,717)  $(144,179)       $(18,124)

     These computations include us and our consolidated subsidiaries. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales of debentures or Series A common stock by the selling securityholders under this prospectus. On December 28, 1998, we received approximately $222.4 million from the sale of our debentures to the initial purchasers of the debentures, after deducting expenses and the initial purchaser's discount. We are using and intend to use the net proceeds of the offering for general corporate purposes, including working capital and capital expenditures, including those associated with domestic and international expansion and additional backbone capacity. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products or to obtain the right to complementary technologies.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our stock. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not currently intend to pay dividends.

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated December 28, 1998, between us and State Street Bank and Trust Company of California, N.A., as trustee. This section is only a summary of the provisions of the debentures and the indenture and the related registration rights agreement. You should refer to these documents for more detailed information. Wherever we refer to particular provisions or defined terms of the indenture, we also incorporate these provisions or defined terms into this prospectus by reference. The terms we, our, us, the company and At Home in this section refer solely to At Home and not to our subsidiaries.

GENERAL

     We issued $437,000,000 aggregate principal amount at maturity of the debentures in a December 1998 private placement. The principal amount at maturity of each debenture is $1,000. The debentures will be payable at the office of the paying agent or an office or agency that we maintain for this purpose in the Borough of Manhattan, City of New York. The debentures will mature on December 28, 2018.

     The debentures were initially issued at a price of $524.64 per $1,000 principal amount at maturity. Original issue discount will be periodically includable in your gross income for United States federal income tax purposes. See "United States Federal Income Tax Considerations -- Interest and original issue discount." The debentures will bear interest at the rate of .5246% per year on the principal amount due at maturity, and will be payable semiannually commencing on June 28, 1999.

     State Street Bank and Trust Company of California, N.A., is the trustee, registrar, paying agent and conversion agent under the indenture.

FORM, DENOMINATION AND REGISTRATION

     General. The debentures were issued in registered book-entry form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. There is no service charge for any registration of transfer or exchange of debentures, but a holder of debentures may have to pay for any tax, assessment or other governmental charge payable in connection with the transfer.

     The debentures that are sold under this prospectus will be represented by global debentures without coupons. The global debentures were deposited with the trustee as custodian for the Depository Trust Company, or DTC, and registered in the name of a nominee of DTC.

     Ownership interests in the global debentures. If a purchaser of debentures under this prospectus is a participant in DTC, it may hold interests in the global debentures directly through DTC or indirectly through DTC participants or specified parties that clear through or maintain a custodial relationship with a DTC participant. So long as DTC, or its nominee, is the registered owner or holder of the global debentures, DTC or the nominee will be considered the sole owner or holder of the debentures represented by the global debentures. DTC or its participants will be responsible for recording beneficial ownership interests in the global debentures. Accordingly, each person owning a beneficial interest in the global debentures must rely on the procedures of DTC and, if that person is not a participant, those of the participant through which that person owns its interests, in order to exercise any rights of a holder under the indenture or the holder's debenture.

     DTC has advised us that it will take any action permitted to be taken by a holder of debentures only at the direction of one or more participants to whose account with DTC interests in the global debentures are credited. DTC will only take action in respect of the portion of the principal amount of the debentures represented by the global debentures as to which the participant or participants has or have given direction.

     Transfer of ownership interests. Transfers between participants in DTC will be made according to DTC rules and will be settled in same-day funds. The ability of a person holding a beneficial interest in a global debenture to transfer or pledge its interest to persons or entities who are not DTC participants may be restricted in states that require persons to take physical delivery of securities in definitive form, since debentures will only be delivered in certificated form in limited circumstances.

     Exchange for certificated debentures. Any beneficial interest in the global debentures may be exchanged for certificated debentures by following the procedures described in the indenture.

     Payments on the global debentures. Payments on the global debentures will be made to DTC or its nominee. Neither we, the trustee nor any paying agent will have any responsibility or liability for payments made to beneficial ownership interests in the global debentures or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests. We expect DTC to credit participants' accounts on the payment date with payments in amounts proportional to their beneficial interests in the global debentures, unless it has reason to believe that it will not receive payment. Also, we expect that any payment by a DTC participant to a non-participants who holds beneficial interests in a global debenture through that participant will be governed by standing instructions and customary practices. However, the participants will be responsible for these payments.

SUBORDINATION OF THE DEBENTURES

     Subordination. The debentures are subordinated to all existing and future senior debt. Senior debt includes indebtedness for borrowed money, obligations for outstanding bonds, debentures, notes or similar instruments and obligations assumed in connection with acquisitions. As of April 30, 1999, we had approximately $32.3 million in outstanding senior debt, and our subsidiaries had liabilities of approximately $1.6 million. The indenture does not restrict us or our subsidiaries from incurring additional senior debt or other debt.

     The debentures are also effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of a subsidiary upon its liquidation or reorganization, and therefore your right to participate in those assets, will be subject to the claims of that subsidiary's creditors. Even if we are recognized as a creditor of the subsidiary, our claims would still rank below any security interests in the assets of the subsidiary and any debt of that subsidiary that is senior to our debt.

     Effects upon liquidation or bankruptcy. Because of this subordination, in the event of our liquidation, dissolution or other winding up, or insolvency or bankruptcy, we will repay the senior debt before we make any payments on the debentures. If you or the trustee receive any distribution before the senior debt is paid in full, then you or the trustee must hold the distribution in trust for the benefit of the senior debt holders to the extent necessary to pay off all outstanding senior debt in full. As a result, other unsecured creditors, who would recover less than holders of senior debt, may still recover more than you.

     Payment blockage periods. In addition, except for limited circumstances defined in the indenture, the subordination provisions of the indenture prevent us from making any payments on the debentures, or acquiring any debentures for cash or property if:

     - we fail to pay any amounts due on any designated senior debt beyond the applicable grace period or

     - any other default event occurs and continues under any designated senior debt that permits its holders to accelerate the maturity of that debt, and this default is either the subject of judicial proceedings or we receive a written notice of this default.

     However, we may resume making payments on the debentures:

     - once the payment default is cured or waived or

     - in the event of a default other than a payment default, as described above, if 179 or more days pass after we receive notice of the default, so long as the terms of the indenture otherwise permit the payment or acquisition of the debentures at that time.

     In addition, we may not make payments on any debentures that are declared due and payable before their stated maturity due to a default event until the earlier of:

     - 120 days after the date of the acceleration or

     - the payment in full of all senior debt,

but only if the payment is then otherwise permitted under the terms of the indenture.

CONVERSION RIGHTS

     You may convert each $1,000 principal amount of a debenture, or an integral multiple of $1,000, into shares of Series A common stock at any time before the close of business on December 28, 2018, unless previously redeemed or repurchased. The right to convert a debenture called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or the repurchase date, as the case may be.

     Each $1,000 principal amount at maturity of a debenture is convertible into
13.10 shares of our Series A common stock, giving effect to the two-for-one split of our common stock on June 16, 1999. This conversion rate is subject to adjustment as described below. The shares of Series A common stock issuable upon conversion of the debentures will be fully paid and nonassessable and will rank equal to the other shares of our Series A common stock outstanding. We will not issue fractional shares. Instead, you will receive cash equal to the market value of any fractional share of our Series A common stock to which you would be entitled.

     Method of conversion. You may convert a debenture by delivering the debenture and a duly signed and completed notice of conversion to the conversion agent. You may also need to furnish appropriate endorsements and transfer documents and pay any transfer or similar taxes. The conversion date will be the date on which you fulfill these requirements.

     Cash payments. We will not make any payment or other adjustment on conversion for accrued cash interest or accrued original issue discount, except for:

     - cash in lieu of fractional shares to which you would otherwise be entitled upon the conversion or

     - accrued but unpaid cash interest upon your conversion of the debentures concurrently with or after acceleration of the debentures following a default event on the debentures.

Upon our delivery to you of the shares of Series A common stock into which the debenture is convertible, our obligation to pay the principal amount at maturity of the debenture, including accrued original issue discount and accrued cash interest, will be deemed to be paid in full, rather than canceled, extinguished or forfeited.

     If you convert any debentures during the period from (but excluding) an interest payment record date to (but excluding) the interest payment date, you must provide us with funds equal to the interest we must pay on the interest payment date on the principal amount you convert unless the debenture has been called for redemption on a redemption date during this period. Except where this payment is required, we will not pay any interest on converted debentures on any interest payment date subsequent to the date of conversion. You will not be entitled to receive dividends payable to holders of Series A common stock as of any record time or date before the close of business on your conversion date.

     Adjustment of conversion ratio. We will adjust the conversion rate if we:

     (1) pay a dividend or make a distribution on our Series A common stock payable in Series A common stock or other types of our capital stock

     (2) subdivide, combine or reclassify our Series A common stock into a different number of shares

     (3) distribute rights, warrants or options to purchase, for a period of up to 60 days after the record date of the distribution, Series A common stock or securities convertible into Series A common stock to all holders of Series A common stock, at a price per share less than the average sale price of our Series A common stock at the time or

     (4) distribute assets, debt securities, or rights, warrants or options to purchase our securities other than those specified above to all holders of Series A common stock.

     However, we will not adjust the conversion rate for a distribution in (4) above:

     - if the distribution is a cash dividend from current net earnings or earned surplus, unless the dividend qualifies as an extraordinary dividend as this term is defined in the indenture or

     - if the fair market value of this distribution per share of Series A common stock exceeds or is less than $1.00 below the average closing price per share of our Series A common stock (instead of adjusting the conversion rate, you would receive, upon conversion, both the shares of Series A common stock into which the debenture is convertible and the distribution that you would have received if you had converted the debenture immediately prior to the record date for the distribution).

     Also, the conversion rate is nor required to be adjusted:

     - until the current cumulative adjustments in the conversion rate amount to at least 1.0% of the conversion rate

     - for accrued original issue discount or accrued cash interest at any time during the terms of the debentures or

     - if you may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate.

     If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures, you would receive the same number of shares of Series A common stock upon conversion as if we had not exercised our option to convert the debentures to semiannual coupon debentures.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets which is otherwise permitted under the terms of the indenture, the right to convert a debenture into Series A common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the debenture holder would have received if the holder had converted its debentures immediately prior to the transaction.

     If we make a taxable distribution to holders of Series A common stock which results in an adjustment of the conversion rate or in which debenture holders otherwise participate, or if we increase the conversion rate at our discretion, the holders of the debentures may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "United States Federal Income Tax Considerations -- Constructive dividend."

WE MAY REDEEM THE DEBENTURES ON AND AFTER DECEMBER 28, 2003

     On and after December 28, 2003, we may redeem the debentures for cash at any time, in whole or in part in integral multiples of $1,000 principal amount at maturity. We must provide notice to you by mail at least 30 days (unless the trustee approves shorter notice), but not more than 60 days, prior to the redemption date.

     The table below shows redemption prices for a debenture per $1,000 principal amount at maturity on December 28, 2003 and on each subsequent December 28 through maturity on December 28, 2018. These redemption prices reflect the accrued original issue discount calculated as of each date. The redemption price of a debenture redeemed on a date other than December 28 would include the additional original issue discount that had accrued since the preceding December 28.

                                          (1)              (2)                (3)
                                       DEBENTURE     ACCRUED ORIGINAL     REDEMPTION
          REDEMPTION DATE             ISSUE PRICE     ISSUE DISCOUNT     PRICE (1)+(2)
          ---------------             -----------    ----------------    -------------
December 28, 2003...................    $524.64           $86.17           $  610.81
December 28, 2004...................     524.64           105.55              630.19
December 28, 2005...................     524.64           125.71              650.35
December 28, 2006...................     524.64           146.69              671.33
December 28, 2007...................     524.64           168.51              693.15
December 28, 2008...................     524.64           191.22              715.86
December 28, 2009...................     524.64           214.84              739.48
December 28, 2010...................     524.64           239.42              764.06
December 28, 2011...................     524.64           264.99              789.63
December 28, 2012...................     524.64           291.59              816.23
December 28, 2013...................     524.64           319.27              843.91
December 28, 2014...................     524.64           348.06              872.70
December 28, 2015...................     524.64           378.02              902.66
December 28, 2016...................     524.64           409.19              933.83
December 28, 2017...................     524.64           441.62              966.26
At stated maturity..................     524.64           475.36            1,000.00

     If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures, the debentures will be redeemable at the restated principal amount plus interest that has accrued since the date of conversion. If we do not redeem all of the debentures at once, the trustee will select which debentures shall be redeemed by a method which the trustee considers fair and appropriate.

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES AS OF SPECIFIED PURCHASE DATES

     You may require us to purchase all or some of your debentures on December 28, 2003, December 28, 2008 and December 28, 2013 at the purchase price below for each purchase date, plus cash interest that has accrued to the purchase date. Each purchase price equals the issue price plus original issue discount accrued as of the respective purchase date. If specified tax events occur and we exercise our option to convert the debentures to semiannual coupon debentures prior to a purchase date, the purchase price for that purchase date will equal the restated principal amount plus cash interest accrued as of the conversion to semiannual coupon debentures.

          PURCHASE DATE            PURCHASE PRICE
          -------------            --------------
December 28, 2003................     $610.81
December 28, 2008................     $715.86
December 28, 2013................     $843.91

     Payment in shares of Series A common stock. We may elect to pay the purchase price in cash or in shares of Series A common stock, or a combination, at our option. If we elect to pay any part of the purchase price in shares of Series A common stock, the number of shares that you will receive will be calculated by dividing the specified percentage of the purchase price by the market price of a share of Series A common stock. You should refer to the indenture for calculation of the market price. Because the market price of the Series A common stock is determined prior to the purchase date, you bear the market risk with respect to the value of the Series A common stock that you would receive from the date the market price is determined to the purchase date. We will not issue fractional shares. Instead, you will receive cash equal to the market value of any fractional share of our Series A common stock to which you would be entitled. Each holder who exercises this option will receive the same percentage of cash or Series A common stock in payment of the purchase price for the debentures.

     Notice requirements. We will give you notice at least 20 business days prior to each purchase date at your address shown in the register of the registrar. This notice will state whether we will pay the purchase price of the debentures in cash, Series A common stock, or a combination, and the procedures that you must follow to exercise this option. Once we provide this notice, we cannot change the form of payment (unless we fail to satisfy the conditions required to allow us to pay in shares of Series A common stock, in which case we must pay in cash).

     If you wish to exercise this option, you must provide written notice to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New York) within 20 business days prior to the relevant purchase date. You may withdraw this purchase notice in writing prior to the purchase date.

     Delivery requirement. We will pay the purchase price for your debentures on the later of the purchase date or promptly following the business day after the day that you deliver your debenture to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New
York). Delivery of the debenture is a condition to our payment of the purchase price. If you have given notice that you intend to exercise this option but have not delivered your debenture to the paying agent as of the purchase date, then as long as the paying agent has sufficient cash or securities to pay the purchase price, cash interest and original issue discount will cease to accrue and will be deemed paid, and all rights except the right to receive payment will terminate, immediately after the purchase date.

     Limitations on this option. We cannot repurchase your debentures, even if you have exercised this option, if a default event has occurred and is continuing. See "Default events" and "Risk Factors -- We may not be able to pay off the debentures in the future."

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES UPON A CHANGE OF CONTROL OF AT HOME

     If a change in control of At Home occurs on or prior to December 28, 2003, you will generally have the option to require us to repurchase all or some of your debentures on the date 30 business days after the change of control at a change in control purchase price, in cash, equal to the issue price plus original issue discount and cash interest that has accrued to the repurchase date. If specified tax events occurred and we had converted the debentures to semiannual coupon debentures prior to the change of control, we will be required to repurchase the debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the repurchase date.

     Definition of change of control. A change in control of At Home will generally be deemed to have occurred if:

     - any person other than us, our subsidiaries, our employee benefit plans or a permitted holder files a Schedule 13D or 14D-1 under the Exchange Act disclosing that the person has become the beneficial owner of 50% or more of the total voting power of our outstanding capital stock

     - we have consolidated or merged with another entity, and in this transaction our Series A common stock would be converted into cash, securities or other property, except for transactions of this type in which our stockholders immediately prior to the transaction own a majority of total voting power of the surviving corporation or

     - we enter into a transaction in which all or substantially all of our Series A common stock will be exchanged for consideration other than common stock that is listed on a United States national securities exchange or approved for listing on the Nasdaq National Market, or rights to acquire common stock of this type.

     For the purposes of the indenture, a permitted holder means:

     - TCI or AT&T

     - any person or entity which owns, directly or indirectly, a majority of the total voting power of TCI or AT&T

     - any business entity at least a majority of the total voting power of which is owned, directly or indirectly, by TCI or AT&T

     - any person who is a member of a "group" with TCI or AT&T, as defined in
       Section 13(d)(3) of the Exchange Act or

     - any person or entity, a majority of the equity interests of which are distributed, directly or indirectly, to TCI or AT&T, if TCI or AT&T, as the case may be, directly or indirectly owned a majority of the equity interests and voting power of that person or entity immediately before the distribution.

     We may enter into some transactions, including recapitalizations, that would not constitute a change in control under the indenture, but that would increase the amount of our senior debt.

     Notice requirements. We will provide you with notice of the change of control within 15 business days of its occurrence. To exercise your option, you must deliver written notice to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New York) within 30 business days after the change of control. You may withdraw this change in control purchase notice in writing prior to the repurchase date.

     Delivery requirement. We will pay the change in control purchase price for your debentures on the later of 30 business days after the change of control or after you deliver your debenture to the paying agent (or an office or agency maintained by us for this purpose in the Borough of Manhattan, City of New
York). Delivery of the debenture is a condition to our payment of the change in control purchase price. If you have given notice that you intend to exercise this option but have not delivered your debenture to the paying agent as of the repurchase date, then as long as the paying agent has sufficient cash or securities to pay the change in control purchase price, cash interest and original issue discount will cease to accrue and will be deemed paid, and all rights except the right to receive payment will terminate, immediately after the repurchase date.

     Regulatory requirements. We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which apply, and we will file Schedule 13E-4 or any other schedule required under the Exchange Act in connection with any offer by us to repurchase your debentures if you exercise this option.

     Limitations on this option. We cannot repurchase your debentures, even if you have exercised this option, if a default event has occurred and is continuing. See "Default events" and "Risk Factors -- We may not be able to pay off the debentures in the future."

WE MAY CONVERT THE DEBENTURES TO SEMIANNUAL COUPON DEBENTURES UPON SPECIFIED TAX EVENTS

     If a specified tax event occurs, we will have the option to elect to have cash interest accrue and be payable at 4% per year on a restated principal amount per debenture instead of future original issue discount and the cash interest provided for under the indenture. This interest would accrue from the date on which we exercise this option and would be payable semiannually. Our exercise of this option could alter the timing of income recognition by holders of the debentures with respect to these semiannual interest payments. For the purposes of this option:

     - the restated principal amount would equal the issue price of the debenture plus original issue discount accrued to the later of the date immediately prior to the tax event or the date on which we exercise this option and

     - a tax event means that we shall have received an opinion from independent tax counsel that, on or after December 21, 1998, as a result of any change in the laws of the United States or underlying regulations, the laws or regulations of any political subdivision or taxing authority or interpretation of these laws or regulations by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that we could not deduct interest or original issue discount payable on the debentures on a current accrual basis or under any other method for United States federal income tax purposes.

     President Clinton's fiscal year 1998 budget proposed a series of tax law changes that would have, if enacted and if they applied to the debentures, prevented us from deducting interest and original issue discount payable on the debentures on a current accrual basis and some or all of the interest and original issue discount under any other method for United States federal income tax purposes. This proposal was not adopted by Congress and was not part of the Taxpayer Relief Act of 1997. A similar proposal was included in President Clinton's fiscal year 1999 budget proposal introduced in February 1998 but was not adopted by Congress and was not part of the Internal Revenue Services Restructuring and Reform Bill of 1998 or the Tax and Trade Relief Extension Act of 1998. If a similar proposal were ever enacted and made applicable to the debentures, this would result in a tax event and we would obtain the option described above.

WE MAY CONSOLIDATE, MERGE OR SELL OUR ASSETS WITHOUT YOUR CONSENT

     We may consolidate with, merge into, transfer or lease all or substantially all of our assets to any person or entity without the consent of the holders of the debentures if specified conditions are satisfied, including:

     - the other person is an entity organized and existing under the laws of a United States jurisdiction and expressly assumes our obligations on the debentures and under the indenture and

     - immediately after this transaction, no default event, and no event which, after notice or lapse of time or both, would become a default event, is continuing.

DEFAULT EVENTS

     Default events. The indenture defines a default event as:

     - our failure to pay the principal amount at maturity, accrued cash interest (if the default continues for 31 days) or original issue discount or other amounts due on the debentures, whether or not payment is prohibited by the subordination provisions of the debentures and the indenture

     - our failure to deliver shares of Series A common stock when required upon conversion of a debenture, and failure to remedy this within 10 days after the required delivery date

     - our failure to comply with any other agreement in the debentures or the indenture, after we receive notice of default from the trustee or holders of at least 25% of the aggregate principal amount at maturity of the debentures then outstanding, and our failure to cure this failure within 90 days after we receive the notice

     - default on any bond, debenture, note or indebtedness for money borrowed in excess of $10,000,000 which results in that debt being accelerated, without this debt being discharged or the acceleration being rescinded or annulled within 20 days after we receive notice of default from the trustee or at least of the aggregate principal amount at maturity of debentures then outstanding or

     - designated events of bankruptcy or insolvency.

     Notice. Within 90 days after a default event, the trustee will mail notice of all defaults of which it is aware to the debenture holders, unless these defaults have been cured or waived prior to the mailing. However, the trustee may elect to withhold notice of a default (other than a payment default) if the trustee determines in good faith that this is in the interests of the debenture holders.

     Remedies upon default events. If a default event occurs and continues, the trustee or the holders of at least 25% in principal amount at maturity of the debentures outstanding may declare the debentures to be due and payable immediately. If we experience bankruptcy or insolvency, the debentures automatically become immediately due and payable. If our obligations under the debentures have accelerated, we cannot make any payment until the earlier of our payment in full of all outstanding senior debt or 120 days after the acceleration, subject to limited exceptions.

     Trustee. Generally, the trustee will be under no obligation to exercise any right or power under the indenture or otherwise incur financial liability unless the debenture holders have offered reasonable indemnity against loss, liability or expense that is satisfactory to the trustee. We are required to furnish the trustee with an annual statement of our defaults under the indenture, and we must give the trustee 5 business days notice of any default.

     Requirements to pursue remedies. Before any debenture holder may pursue any remedy with respect to the debentures or the indenture, the following conditions must be satisfied:

     - the debenture holder wishing to pursue a remedy must give the trustee written notice of a continuing default event

     - the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures must make a written request to the trustee to pursue the remedy

     - the debenture holder(s) wishing to pursue the remedy must have offered the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to the trustee

     - the trustee has not instituted the proceeding requested by the debenture holders within 60 days after it receives the notice and

     - the holders of a majority in aggregate principal amount at maturity of the outstanding debentures not have given the trustee instructions that are different from the original request.

However, notwithstanding these requirements, the rights of each debenture holder to receive their principal, premium and interest on the debentures, to convert their debentures into Series A common stock or to bring suit to enforce either of these rights will not be impaired without each debenture holder's consent.

     Waiver. The holders of a majority in aggregate principal amount at maturity of the debentures outstanding may waive past defaults and their consequences, except for:

     - payment defaults on the debentures

     - defaults on the conversion rights of the debentures or

     - defaults on indenture provisions that may not be modified without the consent of the individual debenture holder affected.

AMENDMENT OF THE INDENTURE OR DEBENTURES

     We and the trustee may amend the indenture or debentures without the consent of the debenture holders in order to cure ambiguities, omissions or defects, make other changes that do not harm the debenture holders or make other similar changes specified in the indenture. We and the trustee may generally make other amendments to the indenture or debentures with the consent of the holders of at least a majority in aggregate principal amount at maturity of the debentures currently outstanding. However, we must obtain the consent of all debenture holders to make the following amendments:

     - reduce the principal amount at maturity, original issue discount or cash interest due on the debentures, extend the stated maturity of the debentures or change the form of consideration in which the debentures are payable

     - reduce the principal amount at maturity of debentures whose holders must consent to an amendment or waiver under the indenture or modify the indenture provisions relating to amendments or waivers

     - make any change that harms the right to convert any debenture or any option to require us to purchase a debenture

     - modify the subordination provisions of the indenture in a manner adverse to the debenture holders or

     - impair the right to sue to enforce any payment on or conversion of the debentures.

In addition, any amendment that would harm the rights of senior debt holders requires the consent of the senior debt holders under the terms of the relevant senior debt.

DISCHARGE OF THE INDENTURE

     Our obligations under the indenture will be discharged if:

     - all outstanding debentures are delivered to the trustee for cancellation or

     - if we deliver cash or Series A common stock sufficient to pay off all outstanding debentures and sums due under the indenture with the trustee, the paying agent or the conversion agent after the debentures have become due and payable.

NO RECOURSE AGAINST OTHERS

     The indenture provides that a director, officer, employee or stockholder of At Home shall not have any liability for any of our obligations under the debentures or the indenture or claims based on these obligations.

DESTRUCTION, LOSS OR THEFT OF DEBENTURES

     In case one of your debentures becomes mutilated, defaced, destroyed, lost or stolen, we will execute and upon our request the trustee will authenticate and deliver a new debenture with the same maturity and date of issuance, an equal principal amount at maturity, registered in the same manner and dated the date of its authentication. You must provide us with evidence that you owned the debenture and evidence of its destruction, loss or theft. You must also provide us and the trustee with a security or indemnity for the substituted debenture. You may have to pay for fees and expenses for issuing the substituted debenture.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers of the debentures. If you sell debentures or Series A common stock issued upon conversion of the debentures under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

     In this agreement, we agreed to file a registration statement that includes this prospectus with the Securities and Exchange Commission by March 29, 1999. We agreed to use all reasonable efforts to cause this registration statement to become effective as promptly as practicable, but before June 28, 1999. We agreed to keep this registration statement effective until the earlier of December 28, 2000, or the date on which all securities offered under this prospectus have been sold by the selling securityholders.

     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event including pending corporate development or public filings with the Securities and Exchange Commission, that causes this prospectus to include an untrue statement of a material fact or omits to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period may not exceed forty-five days in any three month period or ninety days in any twelve month period.

     Liquidated damages. We also agreed to pay liquidated damages to holders of debentures and shares of Series A common stock issued upon conversion of the debentures if the registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. As of June 28, 1999, we owed liquidated damages to the debenture holders because we did not file the registration statement before March 29, 1999. You should refer to the indenture for a description of these liquidated damages.

GOVERNING LAW

     The indenture and the debentures are governed by and will be construed in accordance with the laws of the State of New York.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of some United States federal income tax considerations relevant to holders of debentures. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The Internal Revenue Service, or IRS, could challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding debentures. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular debenture holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons and persons holding debentures as part of a hedging or conversion transaction or straddle or other risk reduction transaction) may be subject to special rules. The discussion also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion is limited to persons who will hold the debentures and common stock into which the debentures are converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

INTEREST AND ORIGINAL ISSUE DISCOUNT

     Holders of the debentures will be required to include payments of "qualified stated interest" (as defined below) received thereon in taxable income in accordance with their respective methods of accounting for federal income tax purposes. In addition, the debentures will be issued with a substantial amount of "original issue discount" for federal income tax purposes. A debenture holder generally is required to include original issue discount in gross income as it accrues, regardless of the holder's method of accounting for federal income tax purposes. Accordingly, each holder will be required to include amounts in gross income without regard to when the cash or other payments to which this income is attributable are received.

     The amount of original issue discount with respect to each debenture is an amount equal to the excess of the "stated redemption price at maturity" of each debenture over its issue price (the initial price at which a substantial number of debentures are sold for money). The stated redemption price at maturity of each debenture will include all cash payments including principal and interest, required to be made on the debenture until maturity, other than "qualified stated interest" payments. "Qualified stated interest" is stated interest that is required to be paid at least annually during the term of the debenture. Stated interest on the debentures will be treated as qualified stated interest.

     A holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which each holder holds the debenture ("accrued original issue discount"). The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture. The accrual period of a debenture may be of any length and may vary in length over the term of the debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the debenture at the start of any accrual period is the issue price of the debenture increased by the accrued original issue discount for each prior accrual period. Under these rules, debenture holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the debenture.

     If your purchase price for a debenture exceeds the "adjusted issue price" (the sum of the issue price of the debenture and the aggregate amount of original issue discount includable in the gross income of all holders of the debenture for periods before your acquisition of the debenture reduced by the amount of any payment previously made on the debenture other than a payment of qualified stated interest, the excess (referred to as "acquisition premium") may offset the amount of original issue discount otherwise includible in your taxable income unless the purchase price also exceeds the sum of all amounts payable on the debenture after the purchase date other than payments of qualified stated interest, i.e., the debenture is purchased at a "premium." The above described rules for inclusion in gross income of original issue discount do not apply to holders who have purchased the debentures at a premium.

     We will be required to furnish annually to the IRS and to some noncorporate debenture holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the debenture or the date six months before the maturity date.

MARKET DISCOUNT

     The market discount rules discussed below will apply if, subject to a de minimis exception, the "revised issue price" of the debenture exceeds your tax basis in the debenture immediately after your acquisition of the debenture. The revised issue price is the sum of the issue price of the debenture and the aggregate amount of the original issue discount includible in the gross income of all holders for periods before the acquisition of the bond by the taxpayer (determined without regard to section 1272(a)(7) or (b)(4)) or, in the case of a tax-exempt obligation, the aggregate amount of the original issue discount which accrued in the manner provided by section 1272(a) (determined without regard to paragraph (7) thereof) during periods before the acquisition of the bond by the taxpayer.

     If a debenture has market discount, then some or all of any gain realized upon a subsequent disposition (including a sale or a taxable exchange) or redemption at maturity of the debenture may be treated as ordinary income.

     The amount of market discount treated as having accrued will be determined either on a ratable basis, or if you so elect, on a constant interest method. Upon any subsequent disposition (including a gift or redemption at maturity) of the debenture (other than in connection with designated nonrecognition transactions but not including conversion of the debenture), the lesser of the gain on the disposition (or appreciation in the case of a gift) or the portion of the market discount that accrued while the debenture was held by you will be treated as ordinary interest income at the time of disposition.

     In lieu of including accrued market discount in income at the time of disposition, you may elect to include market discount in income currently. Unless you so elect, you may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debenture until you dispose of the debenture. The election to include market discount in income currently, once made, is irrevocable and applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     A Department of Treasury legislative proposal would require accrual basis taxpayers to include market discount in income as it accrues. The holder's yield for purposes of determining and accruing market discount would be limited to the greater of (1) the original yield-to-maturity of the debt instrument plus 5 percentage points, or (2) the applicable Federal rate at the time the holder acquired the debt instrument plus 5 percentage points. The proposal would be effective for debt instruments acquired on or after the date of enactment.

     Gain on the disposition (including a redemption) of a debenture that has accrued market discount is treated as ordinary income, and not as capital gain, to the extent of the accrued market discount

BOND PREMIUM

     Generally the holder of a debenture has bond premium if the holder's basis in the debenture (reduced by, in the case of a convertible debenture, the value attributable to the conversion feature of the debenture) exceeds the stated redemption price on maturity of the debenture. If the holder elects, an allocable portion of the bond premium may be used to offset interest income on the debenture. Pursuant to Treasury Regulations, the value of the conversion feature may be determined under any reasonable method.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a debenture will generally be capital gain or loss (which will be long term if the debenture is held for more than one year). Net capital gains of individuals are, under some circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

     A holder's conversion of a debenture into Series A common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's obligation to include in gross income the daily portions of original issue discount with respect to a debenture will terminate prospectively on the date of conversion. The holder's basis in the common stock received on conversion of a debenture will be the same as the holder's basis in the debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion will include the holding period of the debenture converted (assuming each is held as a capital asset), except that the holder's holding period for common stock treated as received for accrued original issue discount may commence on the day following the date of conversion.

     If a holder elects to exercise its option to tender a debenture to us on a purchase date and we issue Series A common stock in satisfaction of all or part of the purchase price, the exchange of the debenture for Series A common stock should qualify as a reorganization or an otherwise nontaxable transaction for federal income tax purposes. If the purchase price is paid solely in Series A common stock, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share. If the purchase price is paid in a combination of shares of Series A common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the holder would be recognized, but only to the extent the gain does not exceed the cash. A holder's tax basis in the Series A common stock received in the exchange will be the same as the holder's tax basis in the debenture tendered to us in exchange therefor (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the holder on the exchange (other than gain with respect to a fractional share). The holding period for Series A common stock received in the exchange will include the holding period for the debenture tendered to us in exchange therefor (assuming each is held as a capital asset), except that the holding period for Series A common stock treated as received for accrued original issue discount may commence on the day following the purchase date.

     Cash received in lieu of a fractional share of Series A common stock upon conversion of a debenture or upon a put of a debenture to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the Series A common stock is a capital asset in the hands of a debenture holder, the receipt of cash in lieu of a fractional share of Series A common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     If a debenture holder elects to exercise its option to tender a debenture to us on a purchase date or a change in control purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered debenture. Gain or loss recognized by the holder would generally be capital gain or loss.

     If a holder sells a debenture in the market, it will be a taxable sale with the same results to the holder as a tender to us with a payment in cash.

     Gain or loss upon a sale or other disposition of the Series A common stock received upon conversion of a debenture or in satisfaction of the purchase price of a debenture put to us generally will be capital gain or loss if the Series A common stock is held as a capital asset (which gain or loss will be long-term if the holding period for the common stock is more than one year). In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, the increase may be deemed to be the payment of a taxable dividend to holders of the debentures. For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of us or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of Series A common stock with respect to some noncorporate debenture holders, and backup withholding at a rate of 31% may apply unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as designated other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

TAX EVENT

     Our modification of the terms of the debentures upon designated tax events, as described in "Description of Debentures -- We may convert the debentures to semiannual coupon debentures upon specified tax events," could possibly alter the timing of income recognition by the holders of the debentures with respect to the semiannual payments of interest due on the debentures after the option exercise date.

                            SELLING SECURITYHOLDERS

     The following table presents information with respect to the selling securityholders and the principal amounts of debentures and shares of our Series A common stock issuable upon the conversion of these debentures that they may offer under this prospectus. The term selling securityholders includes donees and pledgees selling securities received from a named selling securityholder after the date of this prospectus. The debentures were originally issued by us and sold by an initial purchaser, in a transaction exempt from the registration requirements of the Securities Act, to qualified institutional buyers. To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The principal amounts of debentures provided in the table below is based on information provided to us by each of the selling securityholders as of April 30, 1999, and the percentages are based on $437,000,000 principal amount at maturity of debentures outstanding. The number of shares of Series A common stock that may be sold is calculated based on the conversion ratio of 13.10 shares of Series A common stock per $1,000 principal amount at maturity of a debenture. If each selling securityholder named below converted all of its debentures, each would own less than 1% of our outstanding Series A common stock, based on 331,178,234 shares of Series A common stock outstanding as of June 15, 1999.

     Since the date on which each provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our Series A common stock issuable upon conversion of the debentures, is subject to adjustment. Accordingly, the number of shares of Series A common stock issuable upon conversion of the debentures may increase or decrease.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or the Series A common stock issuable upon the conversion of the debentures, we cannot estimate the amount of the debentures or how many shares of our Series A common that each selling securityholder will beneficially own after this offering.

                                      PRINCIPAL AMOUNT OF   PERCENTAGE    NUMBER OF SHARES OF
                                          DEBENTURES            OF          SERIES A COMMON
                                      BENEFICIALLY OWNED    DEBENTURES     STOCK THAT MAY BE
                NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD
                ----                  -------------------   -----------   -------------------
AIG/National Union Fire Insurance --
  FRIC...............................    $  1,435,000              *              18,798
Alexandra Global Investment Fund I
  LTD................................    $  1,000,000              *              13,100
Aloha Airlines Non-Pilots Pension
  Trust..............................    $    350,000              *               4,585
Aloha Airlines Pilots Retirement
  Trust..............................    $    195,000              *               2,554
Alta Partners Holdings, LDC..........    $  3,000,000              *              39,300
Angelo, Gordon & Co., L.P............    $  1,500,000              *              19,650

                                      PRINCIPAL AMOUNT OF   PERCENTAGE    NUMBER OF SHARES OF
                                          DEBENTURES            OF          SERIES A COMMON
                                      BENEFICIALLY OWNED    DEBENTURES     STOCK THAT MAY BE
                NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD
                ----                  -------------------   -----------   -------------------
Argent Classic Convertible Arbitrage
  Fund L.P...........................    $  5,500,000            1.3%             72,050
Argent Classic Convertible Arbitrage
  Fund (Bermuda) L.P.................    $  7,500,000            1.7%             98,250
Aristela International, Ltd..........    $  1,500,000              *              19,650
Arpeggio Fund, LP....................    $    500,000              *               6,550
Associated Electric & Gas Insurance
  Services Ltd.......................    $    700,000              *               9,170
BancBoston Robertson Stephens........    $    250,000              *               3,275
Bancroft Convertible Fund, Inc.......    $    500,000              *               6,550
Black Diamond Offshore, Ltd..........    $  1,856,000              *              24,313
C&H Sugar Company....................    $    375,000              *               4,912
David Lipscomb University General
  Endowment..........................    $     85,000              *               1,113
Delaware PERS........................    $  2,740,000              *              35,894
Delphi Foundation, Inc...............    $     29,000              *                 379
Deutsche Bank Securities.............    $ 92,475,000           21.2%          1,211,422
Double Black Diamond Offshore LDC....    $  3,144,000              *              41,186
Ellsworth Convertible Growth and
  Income Fund Inc....................    $    500,000              *               6,550
Equitable Life Assurance Separate
  Account Balanced...................    $    135,000              *               1,768
Equitable Life Assurance Separate
  Account Convertibles...............    $  2,000,000              *              26,200
Fidelity Financial Trust; Fidelity
  Convertible Securities Fund........    $  7,600,000            1.7%             99,560
The First Foundation.................    $    325,000              *               4,257
GLG Market Neutral Fund..............    $  5,000,000            1.1%             65,500
GLG Trust Growth & Income Series.....    $  2,000,000              *              26,200
General Motors Employees Global Group
  Pension Trust......................    $  8,160,000            1.9%            106,896
General Motors Foundation............    $    195,000              *               2,554
General Motors Insurance
  Corporation........................    $  1,616,000              *              21,169
Goldman Sachs & Co...................    $  1,440,000              *              18,864
Gryphon Domestic III, LLC............    $  2,000,000              *              26,200
HBK Cayman L.P.......................    $  4,095,000              *              53,644
HBK Offshore Fund Ltd................    $  7,605,000            1.7%             99,625
Hawaiian Airlines Employees Pension
  Plan -- IAM........................    $    300,000              *               3,930
Hawaiian Airlines Pension Plan for
  Salaried Employees.................    $     75,000              *                 982
Hawaiian Airlines Pilots Retirement
  Plan...............................    $    460,000              *               6,026
Hudson River Trust Balanced
  Account............................    $  1,575,000              *              20,632
Hudson River Trust Growth & Income
  Account............................    $  2,820,000              *              36,942

                                      PRINCIPAL AMOUNT OF   PERCENTAGE    NUMBER OF SHARES OF
                                          DEBENTURES            OF          SERIES A COMMON
                                      BENEFICIALLY OWNED    DEBENTURES     STOCK THAT MAY BE
                NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD
                ----                  -------------------   -----------   -------------------
Hudson River Trust Growth
  Investors..........................    $  1,325,000              *              17,357
ICI American Holdings Trust..........    $  1,175,000              *              15,392
Investcorp SAM Fund Limited..........    $  3,500,000              *              45,850
J.M. Hull Associates, L.P............    $    200,000              *               2,620
JMG Convertible Investments, L.P.....    $  8,008,000            1.8%            104,904
Jackson Investment Fund Ltd..........    $  6,422,000            1.5%             84,128
Julius Back Securities...............    $    600,000              *               7,860
Kapiolani Medical Center.............    $    650,000              *               8,515
MainStay VP Convertible Portfolio....    $  1,500,000              *              19,650
McMahan Securities Company, L.P......    $    196,000              *               2,567
Memphis Light, Gas & Water Retirement
  Fund...............................    $  1,340,000              *              17,554
Merrill Lynch Pierce Fenner & Smith
  Inc................................    $  4,292,000              *              56,225
MichaelAngelo L.P....................    $  6,750,000            1.5%             88,425
Morgan Stanley Dean Witter...........    $  5,000,000            1.1%             65,500
Morgan Stanley Dean Witter
  Convertible Securities Trust.......    $  4,500,000            1.0%             58,950
Nalco Chemical Company...............    $    600,000              *               7,860
NationsBanc Montgomery Securities....    $  4,000,000              *              52,400
Pell Rudman Trust Co.................    $  1,075,000              *              14,082
Putnam Advisory Company, Inc.........    $    422,000              *               5,528
Putnam Investment Management, Inc....    $  4,132,000              *              54,129
Queens Health Plan...................    $    120,000              *               1,572
R2 Investments, LDC..................    $ 18,900,000            4.3%            247,590
Ramius Fund Ltd......................    $ 10,500,000            2.4%            137,550
Ramius, L.P..........................    $  5,220,000            1.2%             68,382
Raphael, L.P.........................    $  3,250,000              *              42,575
RCG Baldwin, L.P.....................    $  3,250,000              *              42,575
Rhapsody Fund, LP....................    $    500,000              *               6,550
SG Cowen Securities Corp.............    $ 10,000,000            2.3%            131,000
Salomon Smith Barney Inc.............    $  2,175,000              *              28,492
Soundshore Holdings Ltd..............    $  5,850,000            1.3%             76,635
Soundshore Opportunity Holding Fund
  Ltd................................    $  2,000,000              *              26,200
Southern Farm Bureau Life
  Insurance -- FRIC..................    $  1,550,000              *              20,305
Starvest Combined Portfolio..........    $  1,925,000              *              25,217
State of Oregon Equity...............    $ 13,500,000            3.1%            176,850
State of Oregon/SAIF Corporation.....    $  9,150,000            2.1%            119,865
Triarc Companies, Inc................    $    780,000              *              10,218
Triton Capital Investments, Ltd......    $ 15,907,000            3.6%            208,381
Warburg Dillon Read..................    $  8,649,000            2.0%            113,301
Zeneca Holdings Trust................    $  1,175,000              *              15,392

                                      PRINCIPAL AMOUNT OF   PERCENTAGE    NUMBER OF SHARES OF
                                          DEBENTURES            OF          SERIES A COMMON
                                      BENEFICIALLY OWNED    DEBENTURES     STOCK THAT MAY BE
                NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD
                ----                  -------------------   -----------   -------------------
Other holders of debentures or future
  transferees of these holders
  (**)...............................      94,377,000           21.6%          1,236,338

-------------------------
 * Less than 1%

** Assumes that any other holders of debentures, or any future transferees of these holders, do not beneficially own any Series A common stock other than the Series A common stock issuable upon conversion of the debentures at the initial conversion rate

                              PLAN OF DISTRIBUTION

     The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these securities. We entered into a registration rights agreement dated December 28, 1998 with the initial purchasers of the debentures. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

     Who may sell and applicable restrictions. The securities may be sold directly by the selling securityholders from time to time. The selling securityholders may decide not to sell any of the securities offered under this prospectus, and selling stockholders could transfer, devise or gift these securities by other means.

     Alternatively, the selling securityholders may from time to time offer the securities through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling securityholders may arrange for other broker-dealers to participate. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be underwriters, and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Prospectus delivery. Because selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

     - the name of the selling securityholder and of any participating underwriters, broker-dealers or agents

     - the aggregate amount and type of securities being offered

     - the price at which the securities were sold and other material terms of the offering

     - any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers and

     - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling securityholder that a donee or pledgee intends to sell more than 500 shares of Series A common stock, a supplement to this prospectus will be filed.

     Manner of sales. The selling securityholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at negotiated prices.

     The securities may be sold according to one or more of the following methods:

     - a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers

     - an exchange distribution under the rules of the exchange

     - face-to-face transactions between sellers and purchasers without a broker-dealer and

     - by writing options.

     SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

     Hedging and other transactions with broker-dealers. In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close out short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling stockholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

     Expenses associated with registration. We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, legal and accounting fees, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the securities. If the debentures or the underlying Series A common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

     Indemnification and contribution. In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California will provide us with an opinion as to legal matters in connection with the debentures and the Series A common stock. Winthrop, Stimson, Putnam & Roberts, New York, New York, will provide an opinion as to legal matters related to the laws of the State of New York in connection with the debentures.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1998, as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP given on their authority as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act relating to future events or financial results. These forward-looking statements include statements indicating that we believe, we expect or we anticipate that events may occur or trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those disclosed in "Risk Factors" and elsewhere in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     The following documents that we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

     - the registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed with this registration statement and incorporated into this registration statement by reference

     - our annual report on Form 10-K for the fiscal year ended December 31, 1998, as amended on March 31, 1999 and on April 27, 1999

     - the registration of our Series A common stock on Form 8-A filed on June 13, 1997

     - all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including: (1) our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1998, each as amended on February 8, 1999; (2) our quarterly report on Form 10-Q for the quarter ended March 31, 1999; (3) our current report on Form 8-K filed on January 14, 1999, as amended on February 19, 1999; (4) our two current reports on Form 8-K filed on January 21, 1999; (5) our current report on Form 8-K filed on February 19, 1999; (6) our current report on Form 8-K filed on April 8, 1999; and (7) our current report on Form 8-K filed on June 14, 1999 and

     - all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the debentures and Series A common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us, our debentures and our Series A common stock. Statements contained in this prospectus as to the contents of any contract or other document, including the indenture and the registration rights agreement, are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President and General Counsel, telephone: (650) 569-5000.

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                                      LOGO

                              AT HOME CORPORATION
                   $437,000,000 PRINCIPAL AMOUNT AT MATURITY
                  CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

                        SHARES OF SERIES A COMMON STOCK
                   ISSUABLE UPON CONVERSION OF THE DEBENTURES

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                                   PROSPECTUS
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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED INTO THIS PROSPECTUS BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

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